FORM 4

[ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

U.S. Securities and Exchange Commission

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person Adams, Michael G.	2. Issuer Name and Ticker or Trading Symbol LSB Industries, Inc. (LSBD)	6. Relationship of Reporting Person to Issuer (Check all applicable) ____ Director ____ 10% Owner _X_ Officer (give title below) ____ Other (specify below) Senior Vice President – International Operations
(Last) (First) (Middle) 16 South Pennsylvania (Street)	3. IRS or Social Security Number of Reporting Person (Voluntary)	7. Individual or Joint/Group Filing (Check applicable line) _X_ Form filed by One Reporting Person ____ Form filed by More than One Reporting Person
	4. Statement for Month/Year	
Oklahoma City, Oklahoma 73107 (City) (State) (Zip)	5. If Amendment, Date of Original (Month/Year) May 2002	

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price			
Common Stock	05/30/02	M (2)		5,000	A	$3.125			
Common Stock	05/30/02	S		8,000	D	$3.424	19,916	D	

* If the Form is filed by more than one Reporting Person, *see* Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Responses)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Incentive Stock Option	$4.875						(1)	06/27/06	Common Stock	1,000				
Incentive Stock Option	$1.25						(1)	07/08/09	Common Stock	10,000		(1)	D	
Incentive Stock Option	$2.73						(1)	11/09/11	Common Stock	10,000		(1)	D	
Incentive Stock Option	$3.125	05/30/02	M (2)			5,000	(1)	06/01/02	Common Stock	5,000		0	D	

Explanation of Responses:

(1) Incentive Stock Options ("ISOs") granted by LSB Industries, Inc. (the "Issuer") to Mr. Adams under the Issuer's Incentive Stock Option Plans. Each ISO is for a term of ten years from the date of grant. Each ISO vests at the end of years one through four in the following amounts: 20%, 20%, 30% and 30%. The ISOs are fully vested at the end of year four. An ISO was granted on June 1, 1992, for 5,000 shares of Common Stock exercisable at $3.125, with an expiration date of June 1, 2002. An ISO was granted on June 27, 1996, for 1,000 shares of Common Stock exercisable at $4.875, with an expiration date of June 27, 2006. An ISO was granted on July 8, 1999, for 10,000 shares of Common Stock exercisable at $1.25, with an expiration date of July 8, 2009. An ISO for 10,000 shares of Common Stock, exercisable at $2.73, was granted to Mr. Adams on November 9, 2001, with an expiration date of November 9, 2011. As of the date of this report, the total number of shares of Common Stock underlying the ISOs held by Michael G. Adams is 21,000.

(2) Mr. Adams exercised his right to purchase shares of the Issuer's Common Stock under the Issuer's Incentive Stock Option Plans by acquiring 5,000 shares at an aggregate purchase price of $15,625. These 5,000 shares were acquired at an option price per share of $3.125 under the ISO granted to Mr. Adams on June 1, 1992. As consideration for the acquisition of such shares, Mr. Adams transferred to the Issuer a check for $15,625.00.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Michael G. Adams — June 10, 2002
**Signature of Reporting Person — Date
Michael G. Adams

Note: File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.

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SEC 1472 (02/02)